Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000


                                                                   March 7, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:    Interline Brands, Inc.
                Application for Withdrawal of Registration
                Statement on Form 8-A(12B), File No. 001-32378

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Interline Brands, Inc., a New Jersey corporation (the "Company"), hereby applies for the withdrawal of the Registration Statement on Form 8-A(12B), File No. 001-32378 (the "Registration Statement"), together with all exhibits thereto, filed with the Securities and Exchange Commission (the "Commission") on December 10, 2004.

         The Registration Statement, which was intended to be filed by the Company's holding company, which has the same name as the Company but is incorporated in Delaware, was filed under the Company's name due to an administrative error. The Registration Statement was correctly filed by the Delaware company on December 13, 2004.

         Please forward copies of the order consenting to withdrawal of the Registration Statement to the undersigned at Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York NY 10019-6064. If you have any questions regarding this application for withdrawal, please contact the undersigned at (212) 373-3291.

                                                Very truly yours,


                                                /s/ Kevin J. Nah
                                                ----------------
                                                Kevin J. Nah